UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                                XO HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 23, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 21 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendments Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18,
19 and 20 (as amended by  Amendment  Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12,
13, 14, 15, 16, 17, 18, 19 and 20, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

     Item 4 of the Original 13D is hereby amended by adding the following:

     On October 23, 2009, ACF Industries Holding Corp. ("ACF Holding"), an entity wholly owned by Carl Icahn, the Chairman and holder of a majority of the outstanding Shares, sent a letter to the Special Committee (the "Special Committee") of the Board of Directors of the Issuer (the "ACF Holding Letter"), pursuant to which ACF Holding made a non-binding proposal to increase its previously outstanding offer to acquire all of the outstanding Shares which it does not own, to an aggregate of $0.80 net per share in cash. The prior offer, which was rejected by the Special Committee on September 28, 2009, was for an aggregate of $0.55 net per share in cash. Pursuant to the ACF Holding Letter, the current offer will expire at 6:00 pm (EST) on Monday, October 26, 2009.

     A copy of the ACF Holding Letter is filed as Exhibit 1 hereto and is incorporated herein by reference. The description herein of the ACF Holding Letter is qualified in its entirety by reference to the ACF Holding Letter filed herewith.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by the addition of the following:

     1    The ACF Holding Letter

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2009


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory

ARNOS SUB CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: President


BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN